PROBLEM/OPPORTUNITY



1:51
play.google.com
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BSP Comics
Black Sands Entertainment Inc
Books & Reference
Teen
508
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PUBLISH FOR FREE
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BSP Comics
Black Sands Publishing
OPEN
516 RATINGS
4.9
AGE
12+
Years Old
CATEGORY
Books
What's New
Version 1.2.7
Version History
Thanks for using BSP Comics!
1d ago
We updated the Missions and made a few improvements to make the app even better
more
Preview

Authentic black representation has been lacking in the comic industry for years. Content creators with bold unapologetic stories always received rejections whenever they wanted to tell stories about African cultures, fantasies, and sci-fi.

Because of the long absence of this core content for black and brown consumers, demand it at an all time high and BSP Comics has taken up the space to deliver this high quality content directly to consumers.



BLACK SANDS PUBLISHING

VALUE PROPOSITION



7:08
DISCOVER
MY LIBRARY
Featured Series
Black Sands, the...
Black Sands Ent...
Flame
Elysium
Immersion Comics
Monarchs
Monarchs Comic
3:14
IT'S BEEN A LONG TIME NUN.
7:08
DISCOVER
MY LIBRARY
SEE MORE ›
UNRIVALED
ZeroSnake Media
Immortal Blood
Zenith Studios
Tales of Alkebulan
So Childish
Josh & Blaxmyth...

BLACK SANDS
PUBLISHING

SOLUTION

Scale a distribution platform (BSP Comics) that is highly niche to reach a specific audience and dominate the market share.

HOW

Gather talented creators and titles that are popular in the community while also employing influencers on social media.

EXPERTISE

Black Sands in the most popular comic series in the black community and it thrives the scaling of the app. The app is also being developed and maintained by Majestyk, a top tier development studio.



KEY HIRES


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10010 9780 52
COMIC GACHA
MY UNLOCKS
COMIC GACHA
LORE GACHA
DETAILS
EXCLUSIVE BANNER
GUARANTEED 4 ★ ON 10x ROLL
ROLL ONCE
ROLL x10
3
30
DETAILS
FIVE STAR WEEKEND
5★ DROP RATE DOUBLED
GUARANTEED 4★ ON 10x ROLL
ROLL ONCE
ROLL x10
3
30

EDITOR IN CHIEF

This is the standard bearer of the brand who will make sure our brand integrity is held through hundreds of titles.

PUBLIC RELATIONS

We need to be covered by the press at all times and that means full time resources dedicated to that effort.

INFLUENCER MANAGER

Influencer marketing is the most efficient way to drive downloads. We need someone who will work on this full time in order to increase efficiency in our ad spend.



UNDERLYING TRACTION


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9977
9680
REFERRALS
FORUM
SHOP
ARCHIVES
PALACE
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10010
9780
52
News
Major Patch! Be sure to update.
Mission Overhaul, Currency Compensation, Music fixes, lore card hotfix, and more.
Please review the app on the app store. Thank you!
BLACK SANDS STORY
FEATURED SERIES
MISSIONS
ACCOUNT
SHOP
ARCHIVES
PALACE
GACHA
FORUM
7:10
9977
9680
66
STORE
GEM SHOP
PALACE
GACHA
FORUM

BLACK SANDS PUBLISHING

WHY BSP COMICS?

Our accomplishments include the following:

- 40,000 users in the first month.
- Top 100 book apps consistently, outranking Marvel and DC.
- 30+ series with over 400 chapters.
- Strategic partners in the cultural space.
- Owns the digital comic rights of all BSE titles.

ZERO debt.



BUSINESS MODEL



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9977 9680 66
MISSIONS
COLLECT ALL
DAILY
WEEKLY
PROGRESS
Roll lore GACHA
Rewards: x 20
1/1
COLLECT
Roll comic GACHA
Rewards: x 20
1/1
COLLECT
Read for 10 minutes
Rewards: x 60
5/10
Comment on a chapter
Rewards: x 3
0/1
Read 2 chapters fully
Rewards: x 6
1/2
Complete 4 daily missions
Rewards: x 1
2/4

BLACK SANDS PUBLISHING

ADVERTISING

Our public facing build of BSP Comics will primarily make revenue from advertisements. Our app is free to play. As such, scaling is a top priority.

LICENSING

Our education facing build will run off licensing to schools and libraries across the nation for a low fee per semester, per student. This has huge potential.



GO-TO-MARKET STRATEGY


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FEATURED SERIES
Series from our favorite creators are curated for your enjoyment. Click below to get notified when new series are added the list.
NOTIFY ME
Historical
Black Sands, the Sev...
Black Sands Entertainment
14.0k 46.9k 279.2k
Black Sands is a story about a young boy named Ausar, whose life goal is to rule Kemet. This goal leads him on a journey...
SUBSCRIBED
Action
Macchiato!
Macchiato Studios
1.2k 1.5k 5.0k
Macchiato! Is the story about five strangers who are suddenly drafted to become the heroes in another planet's w...
SUBSCRIBED
Historical
CHAYOMA, CURSE OF...
Peda Entertainment
1.3k 1.1k 4.5k
Born to a clan of witchcraft and raised to be the ultimate weapon for annihilation. Her noble nature calls for redemption. Th...
SUBSCRIBE +

MIGRATION

Convert collective social media followings to the BSP Comics app.

CONVERSION

Cultivate a buying mentality in supporters from a cultural perspective.

RIVAL

Compete with Webtoons and Tapas on the big stage for dominance in mobile.



BLACK SANDS PUBLISHING


7:59
BLACK SANDS
PUBLISHING
Tap To Begin

Strengths

- Strong niche market.
- Doesn't rely on comic book fans for profits

Weakness

- Pioneering enterprise

BLACK SANDS PUBLISHING

COMPETITIVE ANALYSIS DISTRIBUTION

COMIXOLOGY

Strengths

- Focus exclusively on industry titles.

Weakness

- Unpopular with Indie creators

LEZHIN COMICS

Strengths

- Premium Comics of high quality standards.

Weakness

- Subscription model and out of touch content for market.

WEBTOON

Strengths

- Massive catalog of content.

Weakness

- No curation.
- Algorithm bias hurts minority creators.

THE FOUNDERS



MANUEL GODOY

FOUNDER | CONTENT DEVELOPER | INFLUENCER

Award-winning author of multiple series. Social media influencer with millions of impressions a month.



GEISZEL GODOY

CO-FOUNDER | CHILDREN'S LIT AUTHOR | EDUCATOR

Writer of the children's books in the company and manager of logistics. Plays a vital role in outreach and government contracts.

APPLICATION BEST CASE PROJECTIONS & KEY METRICS


7:07
FLAME
10:43
LORES
Nursing Robots
MUNTU ARCHIVE N°7
THE FIVE KINGDOMS - PART II
Muntu is divided in five lands, each one ruled by its respective kingdom. The kingdom of Idayimane is the land of the heaven. Very strong physically, Idayimane tribes were the first people
N°2
Proto Kyo 1
Enkindle Badge
Proto Nadja
The First ACT
Immortal Blood
7:07

Assuming 3% of all users are subscribers and 5% spend money in our app.
REVENUE = **1.2 Million Monthly + 5 Million** in transactions yearly.

BLACK SANDS PUBLISHING

This is where our application audience and content will be in the year 2023 assuming the best possible outcome.

5000
EPISODES OF CONTENT

4M
USERS

3%
SUBSCRIBERS

5%
CONVERSION RATE

